S&W Announces Results for Year Ended June 30, 2013

For Immediate Release

Contact: Robert Blum, Joe Dorame, Joe Diaz   Matthew Szot
          Lytham Partners, LLC   Chief Financial Officer
          602-889-9700   S&W Seed Company
          sanw@lythampartners.com   559-884-2535
          www.lythampartners.com   www.swseedco.com

FIVE POINTS, California – September 23, 2013 – S&W Seed Company (Nasdaq: SANW) today announced financial results for its fourth quarter and fiscal year ended June 30, 2013.

Fourth Quarter and Fiscal Year 2013 and Other Recent Business Highlights:

- Record fourth quarter revenues of $12.7 million, compared to $0.8 million in the comparable quarter of fiscal 2012;
- Record fiscal year revenues of $37.3 million, compared to $14.1 million during fiscal year 2012;
- Adjusted gross margins (excluding stevia-related operations) improved to 20.4% during the fourth quarter compared to 13.5% for the first nine-months of this fiscal year;
- Fourth quarter Adjusted EBITDA totaled $682,000 an improvement of $1.5 million compared to the fourth quarter of last year;
- Adjusted loss per basic and diluted share of $(0.05) for the fourth quarter compared to $(0.10) in the fourth quarter of fiscal 2012;
- Completed acquisition of Australian-based Seed Genetics International on April 1, 2013; and
- Company maintains alfalfa seed production and sourcing estimates of 18 to 19 million pounds for the calendar 2013 harvest cycles, significantly up from S&W's prior year production of 2.8 million pounds.

Quarterly Results

For the fourth fiscal quarter ended June 30, 2013, S&W reported revenues of $12.7 million versus $0.8 million in the comparable period of the prior year, an increase of 1,586%. Revenues for the quarter were driven by contributions from the company's Seed Genetics International ("SGI") operations, based in Australia, which commenced shipments from its Spring 2013 harvest in April 2013, contributing $10.4 million. Revenues derived from the company's Imperial valley Seeds ("IVS") operations and its core proprietary S&W alfalfa seed operations were $1.9 million and $0.4 million, respectively, for the quarter as the company had limited available inventory and focused its sales efforts on limited strategic sales in anticipation of the late summer 2013 harvest and planting season.

Adjusted gross margins (as defined below) were 20.4% during the fourth quarter compared to 13.5% in the first nine months of fiscal year 2013 reflecting improved gross margin contribution from the company's SGI and IVS operations during the fourth quarter. Gross margins in the fourth quarter of fiscal year 2012 were (22.4%) which were impacted by a loss on the company's non-core and non-recurring discontinued wheat and triticale crops.

ADJUSTMENTS BETWEEN GROSS MARGINS AND NON-GAAP GROSS MARGINS

		Fiscal Year 2013					Fiscal Year 2012
		Q1	Q2	Q3	Q4	Total	Q4
Revenue	$	6,719,735	$ 13,685,883	$ 4,208,735	$ 12,723,905	$ 37,338,258	$ 754,721
Cost of revenue		5,641,333	12,101,431	5,677,409	10,323,048	33,743,221	923,647
Gross profit		1,078,402	1,584,452	(1,468,674)	2,400,857	3,595,037	(168,926)
NON-GAAP Adjustments		-	300,000	1,840,209	192,914	2,333,123	-
Adjusted gross profit	$	1,078,402	$ 1,884,452	$ 371,535	$ 2,593,771	$ 5,928,160	$ (168,926)
Adjusted gross margins		16.0%	13.8%	8.8%	20.4%	15.9%	-22.4%

Note : Non-GAAP adjustments for the three months ended June 30, 2013, March 31, 2013 and December 31, 2012 pertain to a crop loss charge for the company's stevia operations.

Adjusted non-GAAP net loss for the fourth quarter of fiscal 2013, excluding the stevia charge and non-recurring acquisition related expenses (see Non-GAAP Adjustments to Statement of Operations), was $(539,000), or $(0.05) per basic and diluted share, compared to a net loss of $(612,000), or $(0.10) per basic and diluted share, in the fourth quarter of fiscal 2012. Including the stevia crop loss charge and acquisition-related expenses, net loss was $(879,000), or $(0.08) per basic and diluted share.

Adjusted EBITDA, a non-GAAP metric (see Table A), for the fourth quarter of fiscal 2013 was $682,000 compared with a loss of $(812,000) in the fourth quarter of fiscal 2012.

Fiscal Year Results

Revenues for the fiscal year ended June 30, 2013 were $37.3 million, compared to $14.1 million in the previous fiscal year. Gross margins (excluding stevia-related operations) were 15.9%, compared with 27.6% in the previous fiscal year due primarily to the lower margin profile of the acquired IVS operations, as well as increases in seed production costs in the Fall of 2012 from S&W's organic (existing) operations.

Adjusted non-GAAP net loss, excluding the stevia charge and non-recurring acquisition-related expenses, was $(678,000), or $(0.08) per basic diluted share, for fiscal 2013, compared to net income of $375,000, or $0.06 per basic and diluted share, for fiscal 2012.

Adjusted EBITDA (see Table A) for fiscal 2013 was $1.2 million, compared with $1.1 million in the prior year.

Outlook

The company maintains alfalfa seed production and sourcing estimates of 18 to 19 million pounds for the calendar 2013 harvest cycles which is significantly up from S&W's prior year production of 2.8 million pounds. Production of the company's Australian operations continued to come in stronger than expected offsetting lower production contribution from S&W's varieties. The company currently expects that it will continue to see gross margin improvement compared to the previous year across all selling regions of its business.

Management Discussion

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "Fiscal 2013 was a transformational year for S&W as we benefit by the changing dynamics of the alfalfa industry like never before. We acquired two companies, SGI and IVS, which makes us the largest supplier of non-dormant alfalfa seed to the world. With these acquisitions comes access to large and seasoned alfalfa seed grower bases; a new geographical reach that gives us year round seed production; synergistic sales channels that expand and diversify our strength in key markets worldwide; the grower isolation needed to separate non-GMO from GMO production; a stronger breeding program that lets us address more market opportunities; and a management team with one of the worlds 'deepest benches' of alfalfa seed experience. Fiscal 2013 was a transformational year, while fiscal 2014 and beyond will be all about execution, as we build upon the advantages that an integrated S&W, SGI and IVS business gives us."

Mark Harvey, Vice Chairman of S&W Seed Company and formerly Director of Seed Genetics International ("SGI"), commented, "The integration of SGI into S&W is going exceedingly well. We are becoming a unified company that can realize the benefits of global reach. We see tremendous advantages in our capability to create proprietary blends and product offerings, tailored to meet the specific needs of individual customers everywhere in the world that non-dormant alfalfa is grown. Our presence in Australia gives us a gateway to the Asian markets, specifically China and India, where we see growth opportunities."

Dennis Jury, chief operating officer of S&W Seed Company, commented, "The quarterly results reflect strong contributions from our Australian-based SGI operations, as well as success on a number of our key initiatives. The Australian harvest exceeded our initial expectations, allowing for strong revenues in the fourth quarter, but also the ability to generate increased revenues in fiscal 2014. We also made strong inroads in a number of our key initiatives, including sequential improvement in our gross margins and the expansion of our customer base and sales channels."

Mr. Grewal commented on the quarterly results, "We are gratified that we improved adjusted gross margins to 20.4% during the fourth quarter, compared to 13.5% during the first nine months of the year. We also made sales to a number of new customers during the quarter. We believe that our new sales channels, coupled with a number of margin optimization strategies, positions S&W to build off the strength of the fourth quarter into fiscal year 2014."

Matthew Szot, chief financial officer of S&W Seed Company, commented, "Going forward, we believe we will continue to achieve improvements in gross margins by selling region, as well as the ability to attain efficiencies in other aspects of our operations. Additionally, we maintain strong cash balances and access to working capital that position us to take advantages of opportunities in the marketplace that present themselves. While there were a number of accomplishments achieved during the fourth quarter and fiscal year, there are several exciting opportunities still ahead of us."

Mr. Grewal concluded, "We aim to make Fiscal 2014 a great year for S&W. We continue to seek efficiencies across the organization, and plan to expand our addressable markets. Our breeding and development team is expanding our reach in both the dormant and non-dormant alfalfa seed market, and we look to develop completely new and untapped markets such as the tropical growing regions of the world. The world's dietary preferences are continuing to change as people seek increased levels of protein in their diets. Alfalfa is the building block that is required by dairy and beef cattle to maintain adequate levels of protein. We are positioning S&W to take advantage of these changing dynamics today, and into the future."

Conference Call
S&W Seed Company has scheduled a conference call for today, Monday, September 23, 2013, at 4:30pm ET (1:30pm PT) to review the results. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation #10033509. A webcast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors for 30 days.

Non-GAAP Measurements

This press release includes certain financial information which constitutes "non-GAAP financial measures" as defined by the SEC. A full reconciliation of the non-GAAP measures to GAAP can be found in the tables of today's press release. EBITDA and Adjusted EBITDA are supplemental to results presented under accounting principles generally accepted in the United States of America ("GAAP") and may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures are used by management to facilitate period-to-period comparisons and analysis of S&W's operating performance and liquidity. Management believes these non-GAAP measures are useful to investors in trending, analyzing and benchmarking the performance and value of S&W's business. These non-GAAP measures should be considered in addition to, but not as a substitute for, other similar measures reported in accordance with GAAP.

About S&W Seed Company

Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant, alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in South Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012, and in other filings made by the Company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30, 2013 GAAP	Three Months Ended June 30, 2013 NON-GAAP Adjustments	Three Months Ended June 30, 2013 Adjusted	Three Months Ended June 30, 2012	Year Ended June 30, 2013 GAAP	Year Ended June 30, 2013 NON-GAAP Adjustments	Year Ended June 30, 2013 Adjusted	Year Ended June 30, 2012
Revenue	$ 12,723,905		$ 12,723,905	$ 754,721	$ 37,338,258		$ 37,338,258	$ 14,147,617
Cost of revenue	10,323,048	(192,914)	10,130,134	923,647	33,743,221	(2,333,123)	31,410,098	10,239,914
Gross profit	2,400,857	192,914	2,593,771	(168,926)	3,595,037	2,333,123	5,928,160	3,907,703
	18.9%		20.4%	-22.4%	9.6%		15.9%	27.6%
Operating expenses								
Selling, general and administrative expenses	2,666,835	(300,881)	2,365,954	669,969	5,762,838	(486,166)	5,276,672	2,772,711
Research and development expenses	230,570	-	230,570	43,625	505,872		505,872	242,523
Depreciation and amortization	320,023	-	320,023	71,469	694,595		694,595	272,855
Total operating expenses	3,217,428	(300,881)	2,916,547	785,063	6,963,305	(486,166)	6,477,139	3,288,089
Income (loss) from operations	(816,571)	493,795	(322,776)	(953,989)	(3,368,268)	2,819,289	(548,979)	619,614
Other expense								
Loss on disposal of fixed assets	-	-	-	-	-	-	-	24,532
Foreign currency loss	263,973	-	263,973	-	263,973	-	263,973	-
Interest expense, net	196,008	-	196,008	8,152	226,909	-	226,909	20,937
Income (loss) before income tax expense (benefit)	(1,276,552)		(782,757)	(962,141)	(3,859,150)		(1,039,861)	574,145
Income tax expense (benefit)	(397,534)	153,774	(243,760)	(350,506)	(1,343,123)	981,214	(361,909)	199,310
Net income (loss)	$ (879,018)	340,021	$ (538,997)	$ (611,635)	$ (2,516,027)	1,838,075	$ (677,952)	$ 374,835
Net income (loss) per common share:								
Basic	$ (0.08)		$ (0.05)	$ (0.10)	$ (0.29)		$ (0.08)	$ 0.06
Diluted	$ (0.08)		$ (0.05)	$ (0.10)	$ (0.29)		$ (0.08)	$ 0.06
Weighted average number of common shares outstanding:								
Basic	11,405,120		11,405,120	6,222,222	8,770,975		8,770,975	5,904,110
Diluted	11,405,120		11,405,120	6,330,390	8,770,975		8,770,975	5,906,899

Table A

S&W SEED COMPANY
(A NEVADA CORPORATION)
ITEMIZED RECONCILIATION BETWEEN NET INCOME (LOSS) AND NON-GAAP ADJUSTED EBITDA

	Three Months Ended June 30, 2013 GAAP	Three Months Ended June 30, 2013 NON-GAAP Adjustments	Three Months Ended June 30, 2013 Adjusted	Three Months Ended June 30, 2012	Year Ended June 30, 2013 GAAP	Year Ended June 30, 2013 NON-GAAP Adjustments	Year Ended June 30, 2013 Adjusted	Year Ended June 30, 2012
Net income (loss)	$ (879,018)	$ 340,021	$ (538,997)	$ (611,635)	$ (2,516,027)	$ 1,838,075	$ (677,952)	$ 374,835
Depreciation and amortization	320,023		320,023	71,469	694,595		694,595	272,855
Non-cash stock based compensation	685,083		685,083	70,689	1,053,895		1,053,895	187,022
Foreign currency loss	263,973		263,973	-	263,973		263,973	-
Interest expense, net	196,008		196,008	8,152	226,909		226,909	20,937
Income tax expense (benefit)	(397,534)	153,774	(243,760)	(350,506)	(1,343,123)	981,214	(361,909)	199,310
Non-GAAP ADJUSTED EBITDA	$ 188,535		$ 682,330	$ (811,831)	$ (1,619,778)		$ 1,199,511	$ 1,054,959

Notes to Non-GAAP Adjustments:

Note A: Non-GAAP Adjustments for the three months ended June 30, 2013 include $192,914 pertaining to the crop loss charge for the company's stevia operations, $300,881 pertaining to non-recurring acquisition-related expenses associated with SGI, and a tax adjustment for the exclusion of the aforementioned inventory charges and business combination expenses.

Note B: Non-GAAP Adjustments for the fiscal year ended June 30, 2013 include $2,333,123 pertaining to the crop loss charge for the company's stevia operations, $486,166 pertaining to acquisition-related expenses associated with IVS and SGI, and a tax adjustment for the exclusion of the aforementioned inventory charges and business combination expenses.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS

		June 30, 2013		June 30, 2012
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	11,781,074	$	8,235,495
Accounts receivable, net		12,700,106		2,716,985
Inventories, net		25,822,467		6,116,785
Prepaid expenses and other current assets		509,037		138,236
Deferred tax asset		954,874		215,688
TOTAL CURRENT ASSETS		51,767,558		17,423,189
Property, plant and equipment, net of accumulated depreciation		10,239,435		2,441,186
Goodwill		4,832,050		-
Other intangibles, net		15,240,835		606,653
Crop production costs, net		1,582,599		1,098,292
Deferred tax asset - long-term		1,920,742		464,375
TOTAL ASSETS	$	85,583,219	$	22,033,695
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	19,512,235	$	1,141,162
Accounts payable - related parties		893,929		307,589
Accrued expenses and other current liabilities		1,662,642		454,512
Working capital line of credit		6,755,998		-
Foreign exchange contract liability		663,043		-
Current portion of long-term debt		746,788		-
TOTAL CURRENT LIABILITIES		30,234,635		1,903,263
Non-compete payment obligation, less current portion		200,000		-
Other non-current liabilities		122,881		-
Deferred tax liability - non-current		299,682		-
Long-term debt, less current portion		4,668,958		-
TOTAL LIABILITIES		35,526,156		1,903,263
STOCKHOLDERS' EQUITY				
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding		-		-
Common stock, $0.001 par value; 50,000,000 shares authorized; 11,584,101 issued and outstanding at June 30, 2013; 6,873,000 issued and outstanding at June 30, 2012		11,585		6,873
Additional paid-in capital		54,338,758		19,796,976
Retained earnings (deficit)		(2,189,444)		326,583
Accumulated other comprehensive loss		(2,103,836)		-
TOTAL STOCKHOLDERS' EQUITY		50,057,063		20,130,432
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	85,583,219	$	22,033,695

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,	
	2013	**2012**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,516,027)	$ 374,835
Adjustments to reconcile net income (loss) from operating activities to net cash provided by (used in) operating activities		
Stock-based compensation	1,053,895	187,022
Change in allowance for doubtful accounts	22,869	(3,587)
Depreciation and amortization	694,595	272,855
Change in foreign exchange contracts	778,478	-
Amortization of debt discount	12,686	-
Loss on disposal of fixed assets	-	24,532
Changes in:		
Accounts receivable	(5,582,324)	(909,489)
Inventories	(1,215,745)	(452,666)
Prepaid expenses and other current assets	(354,685)	(79,785)
Crop production costs	(484,307)	(877,861)
Deferred tax asset	(1,663,149)	190,002
Accounts payable	2,583,242	934,088
Accounts payable - related parties	592,343	88,726
Accrued expenses and other current liabilities	1,101,243	285,452
Other non-current liabilities	(1,705)	-
Net cash provided by (used in) operating activities	(4,978,591)	34,124
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(7,738,876)	(384,984)
Acquisition of customer list	-	(165,000)
Acquisition of business	(8,000,000)	-
Acquisition of germ plasm	(57,500)	-
Proceeds from disposal of property, plant and equipment	-	6,500
Net cash used in investing activities	(15,796,376)	(543,484)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from sale of common stock in equity offerings	12,876,224	5,006,311
Net proceeds from warrant exercises	9,579,888	-
Redemption of unexercised warrants	(6,765)	-
Borrowings and repayments on line of credit, net	(513,344)	-
Borrowings of long-term debt	2,625,000	-
Repayments of long-term debt	(91,949)	-
Net cash provided by financing activities	24,469,054	5,006,311
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(148,508)	-
NET INCREASE IN CASH	3,545,579	4,496,951
CASH AND CASH EQUIVALENTS, beginning of the period	8,235,495	3,738,544
CASH AND CASH EQUIVALENTS, end of period	$ 11,781,074	$ 8,235,495